                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    MICROFLUIDICS INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  595073 10 7
                   ----------------------------------------
                                (CUSIP Number)


                                 Bret A. Lewis
                  c/o Microfluidics International Corporation
                                30 Ossipee Road
                          Newton, Massachusetts 02164
                                  617-959-5452
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                August 14, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 595073 10 7                                     PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bret A. Lewis

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF            450,100

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             450,100

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      450,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                               Page 2 of 5 pages

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     Item 1.  Security and Issuer
              -------------------

     This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Microfluidics International Corporation, a Delaware corporation ("Microfluidics"), the principal executive offices of which are located at 30 Ossipee Road, Newton, Massachusetts 02164.

     Item 2.  Identity and Background
              -----------------------

     Bret A. Lewis' business address is c/o Microfluidics International Corporation, 30 Ossipee Road, Newton, Massachusetts 02164. Mr. Lewis serves as president of Microfluidics' Epworth Mill Division and as a director of Microfluidics. The Epworth Mill Division of Microfluidics makes crushing/grinding, mixing, dissolving and dispersion equipment and systems. Mr. Lewis has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Lewis is a citizen of the United States of America.

     Item 3.     Source and Amount of Funds or Other Consideration
                 -------------------------------------------------

     On August 13, 1998, Mr. Lewis purchased 100 shares of Common Stock, at a purchase price of $1.94 per share, through his broker in an open market transaction. Mr. Lewis purchased such shares with his own personal funds.

     On August 14, 1998, Microfluidics purchased (the "Acquisition") the assets of both Epworth Manufacturing Company and Morehouse-COWLES, Inc. (the "Acquired Companies"). Mr. Lewis owned 50% of the Acquired Companies. In connection with the Acquisition and pursuant to the terms of an Asset Purchase Agreement, dated as of June 19, 1998, between Microfluidics and the Acquired Companies (the "Asset Purchase Agreement"), Microfluidics issued 450,000 shares of its Common Stock to Mr. Lewis as partial consideration for the assets of the Acquired Companies. On the day prior to the closing of the Acquisition, August 13, 1998, the closing price of the Common Stock on NASDAQ was $1.75 per share.

     Item 4.  Purpose of Transaction
              ----------------------

     The shares, the ownership of which is reported hereby, were acquired by Mr. Lewis for investment purposes. Mr. Lewis reserves the right from time to time to acquire additional shares, or to dispose of some or all of his shares. In connection with the Acquisition, Mr. Lewis was appointed to the Board of Directors of Microfluidics. It is currently anticipated that the Board of Directors will nominate Mr. Lewis for election in connection with the next election of Directors.

                               Page 3 of 5 pages
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     Except as set forth above, Mr. Lewis does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

              (a) Based upon the outstanding number of shares set forth in Microfluidics' Form 10-Q for the fiscal quarter ended June 30, 1998, Mr. Lewis' beneficial ownership of 450,100 shares of Common Stock constitutes beneficial ownership of 8.7% of the total number of shares of outstanding Common Stock.

              (b) Mr. Lewis has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 100 shares of Common Stock purchased through his broker in the open market transaction and 450,000 shares of Common Stock acquired in connection with the Acquisition.

              (c) During the past sixty days, Mr. Lewis has not effected any transactions in shares of Common Stock except (i) pursuant to the Asset Purchase Agreement, and (ii) pursuant to his purchase of 100 shares of Common Stock, at a purchase price of $1.94 per share, through his broker in an open-market transaction on August 13, 1998.

              (d)   Not applicable.

              (e)   Not applicable.

     Item 6.  Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer
              -----------------------------------

     Microfluidics and Mr. Lewis entered into an Asset Purchase Agreement, dated as of June 19, 1998, pursuant to which Microfluidics purchased the assets of the Acquired Companies from Mr. Lewis, in part, for 450,000 shares of Common Stock. Mr. Lewis is the President of Microfluidics' Epworth Mill Division.

     In addition, subject to the terms and conditions set forth therein, Microfluidics agreed in the Asset Purchase Agreement to appoint Mr. Lewis to its Board of Directors and to use reasonable efforts to cause the nomination of Mr. Lewis as a director of Microfluidics at the 1999 annual meeting of its shareholders. Thereafter, subject to the terms and conditions set forth in the Asset Purchase Agreement, Microfluidics agreed to use its reasonable efforts to continue to support the nomination of Mr. Lewis as a director of Microfluidics at subsequent annual meetings of its shareholders.

     In addition, Microfluidics entered into a Stockholders Agreement (the "Stockholders Agreement") with Mr. Lewis and J.B. Jennings, another shareholder of the Acquired Companies,

                               Page 4 of 5 pages
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dated August 14, 1998. The Stockholders Agreement provides for the terms and conditions governing the transfer of all shares of Common Stock owned by Messrs. Lewis and Jennings, the management and operation of Microfluidics, the relations among Messrs. Lewis and Jennings and certain other matters.

     Except as described in Items 3 and 4 above and in this Item 6, Mr. Lewis does not have any contract, arrangement, understanding or relationship with any person with respect to any security of Microfluidics.

     Item 7.  Material to be Filed as Exhibits
              --------------------------------

           Exhibit No.   Description

           1.1 Asset Purchase Agreement, dated as of June 19, 1998, by and between Microfluidics and the Acquired Companies.

           1.2 Stockholders' Agreement, dated August 14, 1998 by and among Microfluidics, Mr. Lewis and J.B. Jennings.


     Signature
     ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  August 21, 1998                    By: /s/ Bret A. Lewis
                                             ----------------------------------
                                              Bret A. Lewis

                               Page 5 of 5 pages